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Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income (loss) before taxes, from continuing operations	$183,994	$332,789	$139,709	$189,924	$80,929
Earnings before income or loss from equity earnings plus fixed charges less capitalized interest(2)	206,821	361,488	162,573	231,058	108,105
Fixed Charges(3):
Total interest including amortization of debt discount and issue costs and amounts capitalized	20,171	30,086	29,723	38,530	23,361
Rentals	3,637	2,541	3,840	3,217	3,768
Total fixed charges	$23,808	$32,627	$33,563	$41,747	$27,129
Ratio of earnings to fixed charges and preferred stock dividends	8.7	11.1	4.8	5.5	4.0

(1)
The preceding table sets forth our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus. During the periods indicated, we had no outstanding shares of preferred stock. Accordingly, our historical ratio of earnings to fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges in all periods.

(2)
Earnings available for fixed charges consist of earnings from continuing operations before income taxes and fixed charges excluding capitalized interest, net of amortization, reduced by undistributed earnings of our less than 50% owned affiliates.

(3)
Fixed charges consist of interest expense, amortization of debt discount and expenses and capitalized interest, plus that portion of rental expense estimated to be the equivalent of interest.

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  Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1) (Dollars in thousands)